EXHIBIT 99.1
                                                                    ------------


NEWS RELEASE
FOR IMMEDIATE RELEASE
JULY 2, 2004
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE JULY 2004 INCREASE
TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, JULY 2, 2004 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.58199 to 1.59781. Such increase will be effective on July 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

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                                                         10 day Weighted
                                        ARC Energy       Average Trading                                              Exchange Ratio
 Record Date of ARC      Opening           Trust         Price of AET.UN      Increase in    Effective Date of the         as of
    Energy Trust         Exchange      Distribution     (Prior to the end      Exchange      Increase in Exchange       Effective
    Distribution           Ratio         per Uit          of the Month)        Ratio **              Ratio                Date
------------------------------------------------------------------------------------------------------------------------------------
    June 30, 2004         1.58199          $0.15             15.0005            0.01582          July 15, 2004           1.59781
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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9